August 9, 2024

Christopher J. Munyan
Chief Financial Officer
Swiftmerge Acquisition Corp.
4318 Forman Avenue
Toluca Lake, CA 91602

       Re: Swiftmerge Acquisition Corp.
           Form 10-K for the year ended December 31, 2023
           Filed April 1, 2024
           Form 10-K/A for the year ended December 31, 2023
           Filed July 26, 2024
           File No. 001-41164
Dear Christopher J. Munyan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction